September 13, 2012

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief
Howard Efron, Staff Accountant

Telecopier Number: (703) 813-6984

Re:	First Industrial Realty Trust, Inc. and First Industrial, L.P. (the “Registrants”)
Form 10-K for the fiscal year ended December 31, 2011 for the Registrants
Filed February 29, 2012 for each of the Registrants
File Nos. 1-13102 and 333-21873, respectively

Dear Messrs. Woody and Efron:

We are writing to respond to the comments of the Staff contained in a letter, dated August 29, 2012, relating to the above-referenced filings of First Industrial Realty Trust, Inc. (the “Company”) and First Industrial, L.P. (the “Operating Partnership”). Set forth below are the comments (in italics) as set forth in the Staff’s letter and immediately below each comment is the response of the Company and Operating Partnership. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the above-referenced filings.

Form 10-K of First Industrial Realty Trust, Inc. for the fiscal year ended December 31, 2011

Item 2. Properties, pages 15 to 20

1.	In future periodic filings, please expand your disclosure of your leasing activities for the most recent period, including a discussion of the volume of new or renewed leases, average rents or yields on new and renewed leases, the relationship between new rents and old rents on released space and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. To the extent you have material lease expirations in the next year, please include trend disclosure regarding the relationship of rents on expiring leases to market rents. Finally, please apply this comment to the Form 10-K of your operating partnership.

Management hereby confirms that it will enhance its disclosure in future filings of the Registrants with information related to our leasing activities for the most recent period by including a discussion of the volume of new or renewed leases, average rents or yields on new and renewed leases, the relationship between new rents and old rents on released space and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. However, we respectfully object to the presentation of current market rents since the inclusion of such information would require us to include information on leasing activities provided by other property owners or tenants leasing space at other properties. We cannot be assured of the reliability or completeness of such information and, accordingly, do not believe it is appropriate to include such information in future filings. Additionally, as our properties occupy different competitive positions in each market, we believe the inherent differences among properties in each market make the presentation of market rents an unreliable measure for investors.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

2.	It appears that properties that are included in the “same store” pool in one year could be moved to the “redeveloped” pool in later years if they no longer have an occupancy of 90% (i.e. are no longer stabilized). Please confirm our understanding. In future periodic filings, when applicable, please briefly describe the amount of properties removed from the same store pool because they are designated as “redevelopments” and briefly describe the reasons for the change in designation. Additionally, apply this comment to the Form 10-K of your operating partnership.

A decrease in occupancy on its own would not cause a property to be moved out of the same store classification. Properties that are classified as same store are moved out of the same store classification to the redevelopment classification only when capital expenditures for the redevelopment of the property are estimated to exceed 25% of the gross book basis plus accumulated depreciation and amortization of the property. The property is placed in service upon the earlier of reaching 90% occupancy or one year from the completion of the redevelopment. The redevelopment property will be reclassified into the same store classification after it has been placed in service for at least two consecutive calendar years. For example, a redevelopment property that is placed in service on November 30, 2009 would be reclassified back into the same store pool for purposes of the 2011 Form 10-K given that the property would have been placed in service for two consecutive calendar years.

At December 31, 2011, there was one operating property in the redevelopment classification. This property was moved from same store to the redevelopment classification during 2011 due to the redevelopment work that was being completed.

In future Form 10-K and 10-Q filings, management will include disclosure for both Registrants setting forth the standard for moving properties out of the same store classification to the redevelopment classification and identify the number of properties transferred between these classifications.

Supplemental Earnings Measure, page 41

3.	Please tell us whether management considers net operating income a key performance indicator.

Investors in, and analysts following, the real estate industry utilize net operating income (“NOI”), among other measures, as a supplemental performance measure. We believe net income available to our common stockholders and participating securities is the most appropriate measure of our financial performance and that funds from operations (“FFO”) is the best single supplemental measure available to capture our financial performance. NOI, given its wide use by investors and analysts, is one of many appropriate supplemental performance measures, but is not a key performance indicator insofar as it constitutes only a subcomponent of FFO.

Further, we believe our current practice of disclosing revenues and property expenses (and providing a narrative discussion of significant fluctuations of amounts disclosed) in our Annual Report on Form 10-K and in our subsequent Quarterly Reports on Form 10-Q in Management’s Discussion and Analysis of Financial Condition and Results of Operations provides adequate disclosure of the components that comprise NOI. We believe that our detailed disclosure relating to the components of NOI provides investors and analysts with the relevant information to assess the impact of NOI.

Therefore, although management believes that NOI is not a key performance indicator, each of the Registrants provides adequate disclosure of the components of NOI such that the impact of NOI may be assessed.

Financial Statements

Investment in Real Estate and Depreciation, page 65

4.	Please expand your discussion of development costs by discussing the types of indirect costs associated with development and construction in more detail. Additionally, please disclose the amount of soft costs such as interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification. Finally, please apply this comment to the Form 10-K of your operating partnership.

As noted in Footnote 3 under “Investment in Real Estate and Depreciation” in both Registrants’ 2011 Form 10-Ks, interest costs, real estate taxes, compensation costs of development personnel and other directly related costs during construction periods are capitalized. “Other directly related costs” include travel related expenses and office costs, if applicable.

In Footnote 8 of the Company’s 2011 Form 10-K and Footnote 9 of the Operating Partnership’s 2011 Form 10-K, we disclosed that each of the Registrants capitalized $437,000, $0 and $281,000 of interest costs for the years ending December 31, 2011, 2010 and 2009, respectively. In 2009, the $281,000 of interest capitalized related to four developments that were substantially completed in 2009. In 2010, each of the Registrants capitalized $0 of interest costs as neither of the Registrants had any developments under construction during this time period. In 2011, the $437,000 of interest capitalized related to one development the Registrants started in 2011 (which was substantially completed in 2012).

In Footnote 13 of the Company’s 2011 Form 10-K and Footnote 14 of the Operating Partnership’s 2011 Form 10-K, we disclosed that each of the Registrants capitalized $0, $0 and $45,000 of restricted stock amortization for the years ending December 31, 2011, 2010 and 2009, respectively. The difference in amounts capitalized between years is attributable to the same reasons discussed in the preceding paragraph; however, with respect to the year ended December 31, 2011, no compensation expense was capitalized as the amount was immaterial.

We believe we have complied with all disclosure requirements under generally accepted accounting principles. All other types of capitalized indirect costs not already disclosed by the Registrants were immaterial for all periods presented.

Investment in Real Estate

Impairment Charges, pages 72 to 73

5.	Please provide to us your calculation of the gain on reversal of impairment charge that resulted upon the determination that the assets no longer qualified for held for sale classification. In addition, please cite the authoritative literature relied upon to record this reversal.

At December 31, 2010, the Company classified 192 industrial properties comprising approximately 15.8 million square feet and land parcels comprising approximately 695 acres as ‘held for sale’. In accordance with the accounting for ‘held for sale’ assets (ASC 360-10-35-43), the Company compared the carrying value of the asset to its estimated fair value less cost to sell and recognized an impairment loss to the extent the carrying value exceeded the fair value less cost to sell amount. During the year ended December 31, 2010, the Company recognized an impairment charge of approximately $185 million related to certain of these assets.

During 2011, circumstances arose that were previously considered unlikely, and, as a result, the Company decided not to sell certain of the properties and land parcels classified as ‘held for sale’ at December 31, 2010 or the criteria for held for sale classification were no longer met. As a result, the Company reclassified such properties and land parcels back to ‘held and used’ throughout 2011. At the time of reclassification, the Company measured the assets at the lower of their (i) carrying amount before the asset was classified as held for sale adjusted for any depreciation and amortization expense that would have been recognized had the property been continuously classified as ‘held and used’ or (ii) fair value. Reference is made to paragraph 360-10-35-44 of the Financial Accounting Standards Codification.

When either of those two amounts (the carrying amount of the asset, adjusted for depreciation and amortization expense, or fair value) was greater than the carrying value of the asset while reported as ‘held for sale’, a reversal of impairment was recorded (to the extent an impairment charge had been recorded in a previous period while the property was classified as ‘held for sale’). In this regard, please note that estimated closing costs are no longer deducted from the fair value amount when assets are classified as held and used, therefore, to the extent the fair value of the asset continued to be less than the carrying value before held for sale classification (adjusted for depreciation and amortization), a reversal of impairment would be recorded. Similarly, if the fair value of an asset increased from a previous reporting period, yet fair value continued to be less than the carrying value before held for sale classification (adjusted for depreciation and amortization), a reversal of some or all of the impairment would be recorded.

At the time of reclassification, the Company recorded $2.1 million of a net impairment reversal related to certain of the reclassified assets. The impairment reversal includes $1.2 million of impairment reversal relating to land parcels comprising approximately 385 acres. The impairment reversal relating to these land parcels was primarily caused by reversing the deduction for closing costs since the land parcels had been previously recorded at fair value less costs to sell while classified as ‘held for sale’. The remaining impairment reversal of $0.9 million is a net amount which includes impairment reversal of $1.8 million related to 19 operating properties comprising 1.5 million square feet, offset by $1.0 million of an impairment charge related to four operating properties comprising 0.1 million square feet. The impairment reversal and the impairment charge relating to the 23 operating properties was primarily caused by fluctuations in fair value of the assets as well as the reversal of closing costs. The Company recorded an additional net impairment reversal of $6.7 million during the year ended December 31, 2011 relating to land parcels and operating properties classified as ‘held for use’ as of December 31, 2011. This additional reversal was recorded during quarters while the assets were classified as ‘held for sale’ (i.e. not during the period of reclassification from ‘held for sale’ to ‘held and used’ as described previously).

Please note that while the amounts recorded by the Operating Partnership differ from the Company’s reported amounts due to differences in ownership of the legal entities, the same methodology as described above was applied by the Operating Partnership.

In connection with responding to the above comments, each of the Company and the Operating Partnership hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company and Operating Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about any of the Company’s and/or Operating Partnership’s responses to your comments or require further explanation, please do not hesitate to telephone me at (312) 344-4380.

Very truly yours,

/s/ Scott A. Musil
Scott A. Musil

cc:	Bruce W. Duncan
John W. Lee
William E. Turner II